Mail Stop 4561

April 15, 2010

Claude Gingras
Vice-President Corporate Affairs
Viropro Inc.
1806-300 Avenue des Sommets
Verdun, Quebec, Canada H3E 2B1

> **Re:** **Viropro Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2008**
> **File No. 333-06718**

Dear Mr. Gingras:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief